FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

        A press release dated December 10, 2001 announcing revisions in the Shareholders' Agreement governing the relationships between STMicroelectronics, Areva, Finmeccanica and France Telecom, and STMicroelectronics Holding.

For Immediate Release

STMICROELECTRONICS, AREVA, FINMECCANICA AND FRANCE TELECOM ANNOUNCE REVISIONS IN THE SHAREHOLDERS' AGREEMENT GOVERNING THEIR RELATIONSHIPS WITHIN
STMICROELECTRONICS

Geneva, Switzerland; Rome, Italy; Paris, France. December 10,
2001 - STMicroelectronics N.V. (the "Company") announced that it has been informed that Areva, Finmeccanica and France Telecom have agreed to revise their respective positions in STMicroelectronics Holding N.V.'s ("ST Holding") capital as well as their Shareholders' Agreements with the dual objective of improving the liquidity of their indirect shareholdings in STMicroelectronics and preserving a stable and balanced shareholding intended to support the Company's development as well as its independence.

STMicroelectronics' principal shareholder is a wholly owned subsidiary of ST Holding, which is indirectly owned 50% by FT1CI (a company consisting of two French shareholders, Areva and France Telecom), and 50% by Finmeccanica, the largest aerospace and defense company in Italy.

 In the new Shareholders' Agreement, Areva, Finmeccanica and France Telecom have agreed as follows:

o The proceeds from an initial sale of the Common Shares will be shared equally between France Telecom and Finmeccanica for up to 50 million shares and in a 74%/26% ratio, respectively, thereafter;

o During the next two years, the following corporate governance principles will apply to ST Holding:

        - Areva, France Telecom and Finmeccanica agree to continue to hold their stakes in STMicroelectronics only through ST Holding;

        - all decisions at ST Holding will be reached by unanimous consent of Finmeccanica and FT1CI irrespective of their relative stake in ST Holding;

        - the corporate governance provisions and the requirement for a threshold relating to the preference shares will be maintained;

        - after the expiration of the lock-up period of 180 days, Finmeccanica and France Telecom will be relieved from the prohibition to sell

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             STMicroelectronics shares within the limits and conditions compatible with the previous paragraph.

o At the end of this two-year period, and during a three-month period, each ST Holding shareholder will be granted the right to rebalance its stake at the same level of the other shareholder through market purchases of the Company's shares. In the case where one shareholder's stake exceeds 52.5%, control of ST Holding will automatically be granted to it, while certain rights will be preserved for the minority shareholder. Each shareholder will have the right:

        - to remain a shareholder in ST Holding, the governance of which will remain balanced for as long as the shareholders' stakes remain within a 47.5% / 52.5% ratio, including after giving effect to repurchases through ST Holding, of the Company shares needed to achieve the ratio;

       - to dispose freely on the market of its indirect shareholding in the Company in an orderly manner, subject to pre-emption by the other shareholder.

o In the new Shareholders' Agreement, the parties have agreed, subject to applicable law and any required regulatory approvals, to take appropriate actions to reduce the percentage of the Company's shares necessary for ST Holding to have the option to purchase voting preference shares from 33% to 30% and to otherwise facilitate the continued availability of such option.

o Finally, Areva, France Telecom and Finmeccanica (the three indirect shareholders of the Company) have agreed to propose the renewal, for a three-year period, of Pasquale Pistorio's mandate as President and CEO of STMicroelectronics. With his management team, Mr. Pistorio has been and remains the architect of the Company's outstanding industrial, technological, commercial and financial success.

The new Shareholders' Agreement enables:

o France Telecom to dispose of the whole of its investment in STMicroelectronics, approximately two thirds of which is expected to be disposed of immediately, contributing to its debt reduction program up to approximately (euro) 3.0 billion.

o Finmeccanica to improve its financial position and enhance its balance sheet in order to fund growth in its aerospace and defense business while remaining the largest indirect shareholder of STMicroelectronics; and

o Areva to consolidate its position as the core French shareholder in a balanced French-Italian governance of the Company while maintaining the possibility to monetize its shareholding after two years. Areva thus preserves its financial capacity for strategic investments.

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Outlook

STMicroelectronics reaffirms, based on information available to date, the guidance for fourth quarter 2001 revenues and gross margin contained in its news release dated October 18, 2001. At that time, the Company stated that it expected revenues and gross margin for the fourth quarter 2001 to approximate third quarter 2001 levels. The Company also stated that it expects capital expenditures for 2002 to approximate $ 1.2 billion, a level which could be modulated depending upon industry conditions.


                                      * * *

STMicroelectronics is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits and discrete devices used in a wide variety of microelectronics applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems.

The Company's Common Shares are traded on the New York Stock Exchange, Euronext Paris and the Borsa Italiana (Italian Stock Exchange in Milan) and quoted on SEAQ International.

                                      * * *

The statements under "Outlook" are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements. In particular, the following important factors could cause actual results to differ materially from the expectations of the Company or its management: (i) the impact of the slowdown in the overall economy and the uncertainty of the current global political environment following the recent terrorist attacks, and (ii) industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures and excess manufacturing capacity. Unfavourable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Annual Report on Form 20-F for the year ended December 31, 2000, which was filed with the SEC on May 15, 2001, and in particular, the factors listed on page 3 of such Form 20-F, could materially affect the Company.

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Areva
Jacques-Emmanuel Saulnier
Spokesman
Tel:  +33 (0)1 44-83-71-00
E-mail:  press@arevagroup.com

Finmeccanica
Roberto Ceredi
Vice President Media Relations
Tel:  +39 06 32-47-34-97
E-mail:  ceredi@finmeccanica.it

John Douglas Stewart
Vice President Investor Relations
Tel:  +39 06 32-47-32-90
E-mail:  investor_relations@finmeccanica.it

France Telecom Press Relations
Nilou du Castel
Head of Press Office
Tel:  + 33 (0)1 44-44-93-93
e-mail:  nilou.ducastel@francetelecom.com

STMicroelectronics
Investor Relations USA:
Stan March
Director of Investor Relations, USA
Tel:  +1.212.821.8939
Fax:  +1.212.821.8923

Media Relations USA:
Michael Markowitz
Director of US Media Relations
Tel:  +1.212.821.8959
Fax:  +1.212.821.8922

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2001                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer